WENTWORTH II, INC.
Room 101, Building E6, Huaqiaocheng
East Industrial Park,
Nanshan District, Shenzhen, 518053
The People’s Republic of China
+86 (755) 8245-1808

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 18, 2007 to the holders of record at the close of business on October 8, 2007 (the “Record Date”) of common stock, par value $0.01 per share (“Common Stock”) of Wentworth II, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Share Exchange Agreement, dated as of October 9, 2007, by and among the Company, Omnia Luo Group Limited, a British Virgin Islands company (“Omnia BVI”), the stockholders of Omnia BVI and certain of our principal stockholders (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on October 9, 2007 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K that was filed on October 15, 2007.

On the Record Date, 1,120,000 shares of Common Stock were issued and outstanding and the holders thereof are entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On October 9, 2007, we entered into a share exchange agreement with Omnia BVI, the stockholders of Omnia BVI and certain of our principal stockholders. Pursuant to the share exchange agreement, we agreed, among other things, to issue to the stockholders of Omnia BVI 16,800,000 shares of our common stock in exchange for all of the issued and outstanding ordinary and preferred shares of Omnia BVI, which became our wholly owned subsidiary.

On October 9, 2007, we completed the reverse acquisition transaction with Omnia BVI by issuing to the stockholders of Omnia BVI 16,800,000 shares of our common stock in exchange for all of the issued and outstanding shares of Omnia BVI. As a result, Omnia BVI became our wholly owned subsidiary and the former stockholders of Omnia BVI became our Company’s controlling stockholders. We expect to amend our Articles of Incorporation in early November 2007 to change our name from Wentworth II, Inc. to OmniaLuo, Inc.

For accounting purposes, the share exchange transaction was treated as a reverse acquisition with Omnia BVI as the acquirer and the Company as the acquired party. When we refer in this Information Statement to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Omnia BVI on a consolidated basis unless the context suggests otherwise.

On October 9, 2007, we entered into a securities purchase agreement with 38 investors. Concurrently with the consummation of the reverse acquisition, and pursuant to the securities purchase agreement, we issued 4,920,000 shares of the Company’s common stock and warrants to purchase an aggregate of 4,920,000 shares of the Company’s common stock for an aggregate purchase price of $6.15 million, to a total of 38 investors (of whom 29 were accredited investors and 9 were non-US residents who purchased shares and warrants in offshore transactions) in a private placement pursuant to Regulation D and a simultaneous off-shore offering pursuant to Regulation S (collectively, the “2007 Private Placement”). In connection with the 2007 Private Placement, we (a) paid commissions and a non-accountable expense allowance totaling $568,875, and (b) issued warrants to purchase 492,000 shares of the Company’s common stock, to Keating Securities, LLC (“Keating Securities”), as a financial advisory fee in partial consideration of their services in connection with the 2007 Private Placement, pursuant to a previously reported placement agreement entered into with Keating Securities on September 14, 2007. Prior to consummation of the reverse acquisition and 2007 Private Placement, we may be deemed to have been an affiliate of Keating Securities by reason of the ownership of shares of our common stock by principals and executives of Keating Securities.

Upon the closing of the reverse acquisition, Kevin R. Keating, a director of the Company, submitted his resignation letter pursuant to which he resigned from his position as director effective on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14f-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which information statement is expected to be mailed on or about October 17, 2007. Ms. Zheng Luo was appointed as a director upon the closing of the reverse acquisition, and the other director candidates listed under “Directors and Executive Officers” are expected to be appointed as our directors at the effective time of the resignation of Mr. Keating. In addition, our executive officers were replaced by the Omnia BVI executive officers upon the closing of the reverse acquisition.

We conduct all of our business operations through our wholly owned operating subsidiary Shenzhen Oriental Fashion Co., Ltd., a company organized under the laws of Shenzhen, China (“Oriental Fashion”). We hold our interest in Oriental Fashion through Omnia BVI.

As a result of the closing of the reverse acquisition with Omnia BVI, the former stockholders of Omnia BVI (prior to the 2007 Private Placement transactions as described under Item 2.01) own 93.75% of the total outstanding shares of our capital stock and 93.75% total voting power of all our outstanding voting securities.

It should be noted that JAIC Crosby Greater China Investment Fund, which was a “control person” and affiliate of Omnia prior to the reverse acquisition and 2007 Private Placement by reason of the existence and its use of its contractual rights under its preferred investment documentation, may now be deemed to be a “control person” and affiliate of the Company.

A copy of the share exchange agreement is filed as Exhibit 2.1 to our Current Report on Form 8-K filed October 15, 2007. A form of the registration rights agreement with the investors in the 2007 Private Placement, certain former stockholders of Omnia BVI, and certain of our other stockholders (the “Registration Rights Agreement”) is filed as Exhibit 4.1 to our Current Report on Form 8-K filed October 15, 2007. A form of the common stock purchase warrant is filed as Exhibit 4.3 to our Current Report on Form 8-K filed October 15, 2007. A form of the securities purchase agreement is filed as Exhibit 10.1 to our Current Report on Form 8-K filed October 15, 2007. A form of the make good escrow agreement is filed as Exhibit 10.2 to our Current Report on Form 8-K filed October 15, 2007.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of October 10, 2007 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our current officers and current and proposed directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Oriental Fashion, Room 101, Building E6, Huaqiaocheng, East Industrial Park, Nanshan District, Shenzhen, 518053, The People’s Republic of China.

Name and Address of Beneficial Owner	Director or Officer	Amount and Nature of Beneficial Ownership (1)		Percentage (2)
Zheng Luo (3) (4)	Director and Officer	7,525,420	(5)(6)	32.95%
Xiaoyin Luo (3)(4)	Director Candidate	5,411,514		23.69%
Wenbin Fang (3)(4)	Director	1,141,791	(5)	5.00%
Qing Huang (4)	Director Candidate	-0-		-0-
Fei Lou (4)	Director Candidate	-0-		-0-
Tianhong Yu (4)	Director Candidate	-0-		-0-
Junneng Yang (4)	Officer	-0-		-0-
Xiaomei Liu (4)	Officer	-0-		-0-
JAIC Crosby Greater China Investment Fund (8) P.O. Box 2081 GT, Century Yard, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands		942,278	(6)(7)	4.09%

All directors and officers as a group (eight in the group)		14,078,725	shares	61.64%
______________________
* Less than 1%.

[1]Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

2A total of 22,840,000 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

3Ms. Xiaoyin Luo is the elder sister of Ms. Zheng Luo and sister-in-law of Mr. Wenbin Fang. Mr. Wenbin Fang is the husband of Ms. Zheng Luo. Each disclaims beneficial ownership of the shares held by the other.

[4] The address for each of the individuals shown is c/o Oriental Fashion.

[5] Share amounts shown do not include shares held by the individual’s spouse, as to which the individual disclaims beneficial ownership.

[6] Reflects the transfer by Ms. Zheng Luo, as part of the reverse acquisition, of 140,891 shares of common stock to JAIC Crosby Greater China Investment Fund.

[7] Includes warrants to purchase 200,000 shares of our common stock, which may by their terms become exercisable within 60 days of the date of the Current Report on Form 8-K that was filed on October 15, 2007.

8 JAIC Crosby Greater China Investment Fund was a “control person” and affiliate of Omnia prior to the reverse acquisition and 2007 Private Placement by reason of the existence and its exercise of its contractual rights under its preferred investment documentation, and may now be deemed to be a “control person” and affiliate of the Company.

Make-Good Provision

In connection with the 2007 Private Placement, Zheng Luo (the principal stockholder and chief executive officer of the Company), and another stockholder agreed to place 41.11% of the shares of Common Stock they collectively own (including 40% of the shares owned by Ms. Luo) in escrow (the “Escrow Shares”). The Escrow Shares represented approximately 19.79% of the Company’s total post-reverse acquisition and pre-2007 Private Placement issued and outstanding shares. If the Company fails to report net income of at least $2.0 million under U.S. GAAP (before adjustments for non-cash and cash charges related to the reverse acquisition and 2007 Private Placement, including any liquidated damages payments under the Registration Rights Agreement and any expense relating to any issuance of shares by us prior to the reverse acquisition and 2007 Private Placement, and for any charges related to the release of the Escrow Shares, and before accounting for the impact on net income of any equity incentive options or shares granted) for the fiscal year 2007, the escrow agent shall transfer to the investors in the 2007 Private Placement the number of Escrow Shares based on the following formula: (($2.0 million - 2007 adjusted reported net income)/$2.0 million) multiplied by the Escrow Shares, subject to a maximum number of 50% of the Escrow Shares.

If the Company fails to report net income of at least $4.3 million under U.S. GAAP (before adjustments for non-cash and cash charges related to the reverse acquisition and 2007 Private Placement, including any liquidated damages payments under the Registration Rights Agreement and any expense relating to any issuance of shares by us prior to the reverse acquisition and 2007 Private Placement, and for any charges related to the release of Escrow Shares, and before accounting for the impact on net income of any equity incentive options or shares granted) for the fiscal year 2008, the escrow agent shall transfer to the investors in the 2007 Private Placement the lesser of: (1) the number of Escrow Shares based on the following formula: ($4.3 million - 2008 adjusted reported net income/$4.3 million) multiplied by the Escrow Shares; or (2) the number of Escrow Shares still in escrow.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, Mr. Kevin R. Keating submitted his resignation from the Board of Directors of the Company effective as of ten (10) days from the date hereof. Mr. Keating previously appointed Ms. Zheng Luo, the founder of Omnia BVI, to the Board of Directors. The appointment of Ms. Luo to the Board of Directors became effective on the Closing Date.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information regarding our current or proposed directors and current executive officers. Except as set forth below, there are no family relationships between any of our directors or executive officers. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns or is removed by the Board or his successor is elected then qualified. Directors are elected each year by our stockholders at the annual meeting. Each director holds his office until his successor is elected and qualified or resignation or removal.

Name	Age	Title
Zheng Luo	37	Chairwoman and Chief Executive Officer
Junneng Yang	41	Chief Operating Officer
Xiaomei Liu	39	Chief Financial Officer
Xiaoyin Luo	43	Director [Director Candidate]
Qing Huang	42	Director [Independent Director Candidate]
Fei Lou	41	Director [Independent Director Candidate]
Tianhong Yu	41	Director [Independent Director Candidate]
Wenbin Fang	40	Director [Director Candidate]

Ms. Zheng Luo, Chairwoman and Chief Executive Officer

Ms. Zheng Luo is our founder, Chairwoman and Chief Executive Officer, and chief executive officer and chief designer of Oriental Fashion. Before founding Oriental Fashion, Ms. Zheng Luo was chairwoman and chief executive officer of Oumeng (2003 - 2007) and chairwoman and chief executive officer of Green’s Apparel (1996 - 2003). Ms. Zheng Luo has been active in the fashion design and retail business for over 10 years. She created the OMNIALUO brand in 1996. Ms. Zheng Luo is a renowned designer in the fashion industry who has won various prestigious honors nationally and internationally and received broad media coverage in China, Hong Kong, Paris and Italy. Ms. Zheng Luo earned a Bachelor of Arts degree in International Finance from Shenzhen University in 1991.

Mr. Junneng Yang, Chief Operating Officer

Mr. Junneng Yang is our Chief Operating Officer. He began his fashion career in 1990. He joined Green’s Apparel as a vice president in 1997. From 1997 to 2003, he built up the OMNIALUO distribution network from 2 shops in Shenzhen to over 150 shops nationally. From 2003 to 2006, Mr. Yang served as a professional consultant for over 20 fashion brands. From 2005 to 2006, he also served as the chief executive officer of a Down Jacket Fashion Corp based in Shenzhen. In January 2007, Mr. Yang rejoined Oriental Fashion as its chief operating officer and brings his over 15 years of experience in marketing and brand management in the fashion industry. Mr. Yang has no higher education degree.

Xiaomei Liu, Chief Financial Officer

Ms. Xiaomei Liu is our Chief Financial Officer. She has been working as a financial advisor to companies and institutions in China for the past eight years, including four years with Beijing SEEC investments. She is also a founding partner of China eCapital Corporations. Before moving back to China, she worked at the Investment Banking Division of Lehman Brothers in New York and Hong Kong. Her experience includes a variety of equity, debt, and merger and acquisition transactions. Ms. Liu has an MBA from Wharton Business School of the University of Pennsylvania and a BA from Finance Institute of China.

Ms. Xiaoyin Luo, Director Candidate

Ms. Xiaoyin Luo serves as Director & General Manager of Hutchison Harbour Ring China, a subsidiary of Hutchison Whampoa Limited (HWL). Ms. Xiaoyin Luo has over 14 years of service to HWL. Her main responsibilities are commercial property investment, development, operation, and management. Some of her projects include The Center, Westgate Mall, Harbour Ring Plaza and Huangpu Center in Shanghai, Metropolitan Plaza in Chongqing, and Pacific Plaza in Qingdao. Since Hutchison Harbor is the exclusive licensing agent of Warner Brothers Consumer Product Division (WBCP) in China, Ms. Xiaoyin Luo is in charge of the product license and retail license business development for Warner Bros. Studio Store Shanghai Flagship operation management, retail network and distribution channel construction, and sub-licensee development. Ms. Xiaoyin Luo holds a degree of Master of Economics and holds an EMBA from China Europe International Business School.

Mr. Qing Huang, Independent Director Candidate

Mr. Qing Huang is engaged in private equity financing activities in China as an investor and advisor. He is currently a general partner of Mingly China Growth Fund, L.P. a private equity fund focused on investing in growth companies in China. Mr. Huang has participated in a large number of international financing transactions by Chinese and non-Chinese companies, including private placement and public offerings of corporate equity and debt. Mr. Huang worked as a lawyer and adviser in the United States, Hong Kong and Shanghai and was associated with international law firms Shearman & Sterling and Linklaters in Hong Kong and Brown & Wood LLP in New York. Mr. Huang graduated from Columbia University School of Law with a J.D. degree, from University of Chicago with a Master’s degree in political science and from Beijing University with a Bachelors’ degree in English and American literatures. He is a member of the New York State Bar Association.

Mr. Fei Luo, Independent Director Candidate

Mr. Fei Luo is expected to serve as an independent director on our board of directors upon approximately ten (10) days from the date hereof. He has served as a director of IER Venture Capital Co., Ltd., a venture capital firm in China, since 2000. He founded Beida Zongheng Financial Consulting Co., Ltd. in 1999 and serves as the president and chairman of the board of Beida Zongheng. From 1997 to 1999, he served as the managing director of Shenzhen Yanning Development Co., Ltd., in charge of investment. From 1993 to 1996, he served as the vice chairman of Shenzhen Anxing Financial Consulting Co., Ltd and vice chairman of Shenzhen Anxing investing Co., Ltd. Mr. Fei Luo received his Master degree in Economics from Peking University in 1999 and his BA in Economics from Peking University in 1988.

Mr. Tianhong Yu, Independent Director Candidate

Mr. Tianhong Yu is expected to serve as an independent director on our board of directors upon approximately ten (10) days from the date hereof. Mr. Yu has served as a vice president and managing director of Huayi Brothers & Taihe Film Investment Co., Ltd., a leading motion picture and television production and distribution company in China, since 2005. From 2003 to 2005, he had planned and supervised a number of movie and TV series. Prior to that, he was the senior manager of TOM.com Inc., a leading wireless internet company in China. Mr. Yu also founded Beijing Modern Art Center and CHINALAW DATABASE, the first law database in China. Mr. Yu received his Bachelor Degree in Economic Law from Peking University in 1988.

Mr. Wenbin Fang, Director Candidate

Mr. Wenbin Fang is expected to serve as a director on our board of directors upon approximately ten (10) days from the date hereof. Mr. Fang has served as general manager in Shen Zhen Meng Sa Di Ka Trading Company since 2003. From 2000 to 2002, Mr. Fang worked for ARTLEVA, an Italian company, where he was focused on exportation of household goods and clothing products from China (including Taiwan) to Italy, France and Germany. From 1998 to 2000, he worked for MAX, where he was focused on exportation of household goods and clothing products from China (including Hong Kong) to Italy and France. From 1993 to 1997, he served as business manager for east Asia area (including China) of R.P.R. Clothing Machine Manufactory, an Italian Company. He earned his bachelor degree in Industrial Design in Shangdong Design and Art College. He then spent a year (1992-1993) in the Department of Industrial Design of Italy National Design and Act College.

Family Relationships

Ms. Xiaoyin Luo is the elder sister of Ms. Zheng Luo and the sister-in-law of Mr. Wenbin Fang. Mr. Wenbin Fang is the husband of Ms. Zheng Luo. There are no other family relationships between any of our directors and executives.

Board Composition and Committees

The board of directors is currently composed of two members. One of our current board members will resign shortly and there will be five new board members, as set forth above. All Board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

The Company will: (i) subject to identification and availability of qualified candidates, cause, within 90 days following the closing of the 2007 Private Placement, a majority of the members of its Board of Directors to be “independent” as defined under the NASDAQ listing requirements; and (ii) otherwise satisfy, within 90 days following the closing of the 2007 Private Placement, the corporate governance requirements relating to Board and Board committee composition, process and decision-making, and approval of related-party transactions applicable to a NASDAQ-listed company.

We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We do reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

We plan to enter into indemnification agreements with each of our directors (and our executive officers) on terms which we believe are reasonable and customary and comparable to those entered into by other publicly-traded companies in the United States.

Code of Ethics

Our board of directors intends to adopt a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. The code of ethics will address, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company or any of its subsidiaries in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 9, 2007, we completed a reverse acquisition transaction with Omnia BVI in which we issued to the stockholders of Omnia BVI 16,800,000 shares of our common stock in exchange for all of the issued and outstanding shares of Omnia BVI. As a result, Omnia BVI became our wholly owned subsidiary and the former stockholders of Omnia BVI became our controlling stockholders.

In March 2003, Shenzhen Oumeng Industrial Co., Ltd. (“Oumeng”) was established. The Company’s operating subsidiary, Oriental Fashion, purchased finished goods for $821,196 from Oumeng during 2006. A substantial percentage of these purchases resulted from Oumeng acting as temporary procurement agents and contracting parties with third-party manufacturers and suppliers during the period before Oriental Fashion received its business license. Certain of the Company’s principal stockholders were also principal stockholders of Oumeng throughout 2006 and early 2007 and a director of Oriental Fashion, who is also the spouse of a principal Company’s stockholder and director of Oriental Fashion, managed part of the business of Oumeng during the same period. Therefore, Oumeng is deemed to have been under common control with the Company during the time these purchases occurred.

The Company’s operating subsidiary, Oriental Fashion, entered into an agreement in 2006 for the purchase of finished goods for $1,337,875 from Yin Hu, for delivery originally during the quarter ended March 31, 2007. A portion of the payments due and of the deliveries to be made were deferred into the second quarter of 2007, and the remaining undelivered goods were delivered in August 2007. A principal stockholder of the Company was also a principal stockholder of Oriental Fashion throughout 2006 and part of the first quarter of 2007. Therefore, Yin Hu is deemed to have been under common control with the Company during the time these purchases occurred.

The Company believes the terms obtained and consideration paid in connection with the transactions described above were no less favorable than those that would have been obtained by the Company’s subsidiary in arm’s-length transactions with an unrelated party.

In addition, as part of the share exchange agreement in October 9, 2007, Ms. Zheng Luo also entered into a non-competition agreement with the Company in which she undertook not to compete with the Company while in the employ of the Company or of any subsidiary of the Company and for five years after her termination of employment with the Company.

Under Ms. Zheng Luo’s employment contract with our operating subsidiary, Oriental Fashion, she may not compete with Oriental Fashion while employed and, if she terminates employment, Oriental Fashion may thereafter restrict her from competing with its business for up to three years, provided it pays her a total of RMB 1,800,000 in consideration of her performance of the three-year non-compete provision.

In connection with the 2007 Private Placement, we (a) paid commissions and a non-accountable expense allowance totaling $568,875, and (b) issued warrants to purchase 492,000 shares of the Company’s common stock, to Keating Securities, as a financial advisory fee in consideration of their services in connection with the 2007 Private Placement, pursuant to a placement agreement entered into with Keating Securities on September 14, 2007. Prior to consummation of the reverse acquisition and 2007 Private Placement, we may be deemed to have been an affiliate of Keating Securities by reason of the ownership of shares of our common stock by principals and executives of Keating Securities.

The Company believes the terms obtained and consideration paid in connection with the transactions described above were no less favorable than those that would have been obtained by the Company (or its operating subsidiary in the case of those transactions with Oriental Fashion) in arm’s-length transactions with an unrelated party.

In connection with the reverse acquisition, JAIC Crosby Greater China Investment Fund (the “Lead Investor”), which was a “control person” and affiliate of Omnia BVI prior to the reverse acquisition and 2007 Private Placement by reason of the existence and its use of its contractual rights under its preferred investment documentation, and which may now be deemed to be a “control person” and affiliate of the Company, in consideration of its relinquishing certain rights, (a) retains certain put rights with respect to its shares as against Ms. Zheng Luo (but not as against us) if we do not obtain an OTCBB quotation or the Lead Investor’s shares are not registered for resale or otherwise eligible to be publicly resold by July 1, 2008, (b) will receive an additional 149,884 shares of our common stock from Ms. Zheng Luo and one or more other former Omnia BVI stockholders as part of the reverse acquisition, and (c) may be entitled to additional shares of our common stock if the make good or antidilution provisions applicable to investors in the 2007 Private Placement result in additional shares being transferred or issued to those investors.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEE

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the full Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors who perform the functions of a nominating committee are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

During fiscal year 2006, the Board of Directors did not meet, and acted by consent on two occasions.  The Company did not hold an annual meeting in 2006.

The Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for securityholder communications in the future.

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to (i) all individuals serving as the Company’s principal executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level, (ii) the Company’s two most highly compensated executive officers other than the principal executive officers serving at the end of the last completed fiscal year, (iii) up to two additional individuals for whom disclosure would have been provided pursuant to (ii) above but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year. No executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation on Earnings ($)	Non-qualified Deferred Compensation on Earnings	All Other Compensation ($)	Total ($)
Zheng Luo, Chief Executive Officer	2006	75,000	-0-	-0-	-0-	-0-	1,600	-0-	86,600

Junneng Yang, Chief Operating Officer	2006	30,000	-0-	-0-	-0-	-0-	-0-	-0-	30,000

Zhang Liping, Controller	2006	30,000	-0-	-0-	-0-	-0--	400	-0	30,400

Narrative to Summary Compensation Table

On October 9, 2007, Ms. Zheng Luo became our Chief Executive Officer. Before that, Ms. Zheng Luo was (and continues to be) the chief executive officer and chief designer of our indirect Chinese subsidiary, Oriental Fashion. The annual, long term and other compensation shown in this table includes the amounts Ms. Luo received from Oriental Fashion during the applicable periods.

Employment and Related Agreements

Each of the executive officers and other individuals named above has entered into a standard PRC form of employment contract with our operating subsidiary, Oriental Fashion.

The terms of Ms. Luo’s contract provide for a two year employment term, from January 1, 2007 through December 31, 2008, with an annual salary of $75,000 and monthly deferred compensation payments totaling $4,800 annually.

The terms of Mr. Yang’s contract provide for a two year employment term, from February 9, 2007 through February 8, 2009, with an annual salary of $30,000 and monthly deferred compensation payments totaling $1,200 annually.

The terms of Ms. Liping’s contract provide for a two year employment term, from March 23, 2007 through March 22, 2009, with an annual salary of $30,000 and monthly deferred compensation payments totaling $1,200 annually.

In addition, as part of the share exchange agreement entered into on October 9, 2007, Ms. Zheng Luo also entered into a non-competition agreement with the Company in which she undertook not to compete with the Company while in the employ of the Company or of any subsidiary of the Company and for five years after her termination of employment with the Company.

Under Ms. Zheng Luo’s employment contract with our operating subsidiary, Oriental Fashion, she may not compete with Oriental Fashion while employed and, if she terminates employment, Oriental Fashion may thereafter restrict her from competing with its business for up to three years, provided it pays her a total of RMB 1,800,000 in consideration of her performance of the three-year non-compete provision.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives, during the fiscal year ended December 31, 2006.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company intends to adopt an employee equity incentive plan under which the Company’s officers, directors, consultants, and employees will be eligible to receive, in relevant part, either securities or stock options exercisable for the Company’s securities at exercise prices that may be equal to or lower than the 2007 Private Placement offering price. The Company intends to reserve up to five million (5,000,000) shares of common stock for issuance under this plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2006, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated October 19, 2007	By Order of the Board of Directors /s/ Zheng Luo Chairwoman and Chief Executive Officer